UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
COMPOSITION OF THE BOARD OF DIRECTORS AND BOARD COMMITTEES

Guadalajara, Jalisco, Mexico, June 14, 2010 – GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V. (BMV “GAP”, NYSE “PAC”) (the “Company” or “GAP”), is issuing this statement to summarize and expand upon statements made in its previous press release, which summarized recent events beginning with the Ordinary and Extraordinary Shareholders’ Meetings held on April 27, 2010 through the date of that release.

Currently, allegations by certain shareholders have created doubts with respect to the composition of the Company’s Board.  However, under Mexican law, which governs in this case, all corporate actions are presumed to be legal and valid unless challenged through the appropriate channels and held to be invalid by a judge.  Additionally, unless declared null and void by a judge, all consequences of such corporate actions are also presumed to be legal and valid under Mexican law.  Consequently, all persons elected or designated to the Board and its Committees shall continue in their current roles unless the allegations are resolved to the contrary.

Therefore, from the Company’s point of view, GAP’s Board of Directors and Board Committees, including the Audit Committee, which is composed entirely by independent directors as defined by the regulations applicable to GAP, currently are duly organized.  The members of the Board of Directors are: Demetrio Ullastres Llorente (alternate Jaume Reynal), Javier Marín San Andrés (alternate Rodrigo Marabini Ruíz), Guillermo Díaz de Rivera (alternate Vicente Grau), Carlos del Río Carcaño (alternate Jorge Sepúlveda) and the following independent directors: José Manuel Rincón Gallardo Purón, Ernesto Vega Velasco, Francisco Javier Fernández Carbajal, Francisco Glennie y Graue, León Falic, Jaime Cortés Rocha y Carlos Bravo.  The three independent directors listed first comprise the Audit Committee.

Finally, the officers of the Company, including its CEO, General Counsel, CFO, and the remaining members of the management team, are continuing with their normal responsibilities and the business of the Company continues to operate without material interference from the proceedings and disputes among certain shareholders of the Company. The Company’s financial and operating position have not been affected and continue to be reflected by the periodic reports issued to the public as required by applicable reporting standards.  The Company does not expect that the various proceedings, claims and demands among its shareholders, whether founded or unfounded, will have a material adverse effect on the Company or its subsidiaries.  However, at this time it is not possible to predict the outcome of any of the ongoing legal proceedings or any ramifications resulting from these conflicts.  It is also not possible to predict the effects that these events may have on the price of our stock or our market value.

***

For more information: www.aeropuertosgap.mx or contact us at:

Mexico	United States
Miguel Aliaga Gargollo, Investor Relations Officer	Maria Barona / Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosgap	www.twitter.com/iadvizeIR

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer
Date: June 14, 2010